SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 3
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                  RIVERSIDE PARK ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)


        MP INCOME FUND 15, LLC; MP INCOME FUND 12, LLC; ACCELERATED HIGH
          YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD
      INSTITUTIONAL FUND, LTD.; MORAGA FUND 1, L.P.; AND MORAGA GOLD, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                             Copy to:
Christine Simpson                            Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street                           One Post Street, Suite 575
Moraga, California  94556                    San Francisco, California  94104
(925) 631-9100                               (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

         This Amendment No. 3 amends the Schedule 14D-1 filed June 24, 1999 (the "Schedule") as amended by the Schedule 14D-1/A filed July 8, 1999 and as amended by the Schedule 14D-1/A filed July 19, 1999 by the bidders identified on the cover page (together the "Purchasers"), as set forth below. Terms not otherwise defined have the meanings ascribed to them in the Schedule and exhibits thereto.

         This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on August 7, 1999. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 4.6657 Units. Upon such acquisition, the Purchasers held an aggregate of approximately 6.6657 Units, or approximately 1.18% of the total outstanding Units.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 17, 1999

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MP INCOME FUND 12, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MORAGA FUND 1, L.P.

By Moraga Partners, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MORAGA GOLD, LLC

By Moraga Partners, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


                                       3